UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2005

GRAVITY Co., Ltd. ———————————————————————————————————
(Translation of registrant’s name into English)

Shin-Gu Building, 620-2 Shinsa-Dong, Gangnam-Gu, Seoul, 135-894, Korea
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Notice of Extraordinary General Meeting of Shareholders

We have announced record date and closing period of the register of shareholder to convene an Extraordinary General Meeting of Shareholders as follows;

1.   Date and Time:  10:00 A.M., August 10, 2005

2.   Venue: Shingu Bldg. 4th Floor, Shinsa-Dong 620-2, Gangnam-Gu, Seoul,
135-894, Korea

3.   Record Date: July 14, 2005

4.   Closing of the Register of Shareholder : From July 15, 2005 to July 21,
2005

5.   Agenda and Details: To be announced at later date after BOD resolution

6.   Date of Public Notice in Korea: June 29, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY Co., Ltd.

Date: 07/01/2005	By:	/s/Kwan Shik Seo
	Name:	Kwan Shik Seo
	Title:	CFO